ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com
February 10, 2015	WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL
CLIENT/MATTER NUMBER 067920-0485

Via EDGAR and Email

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Quad/Graphics, Inc.

Amendment No. 1 to Registration Statement on Form S-4
(Reg. No. 333-201395)

Ladies and Gentlemen:

On behalf of Quad/Graphics, Inc., a Wisconsin corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), and under the Trust Indenture Act of 1939, as amended, Amendment No. 1 to the above-referenced Registration Statement, with exhibits, relating to a proposed offer to exchange (the “Exchange Offer”) the Company’s new 7.0% Senior Notes due 2022 (the “New Notes”) for an equal principal amount of the Company’s outstanding 7.0% Senior Notes due 2022 (the “Old Notes”).

The Company is filing Amendment No. 1 in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 27, 2015, with respect to the above-referenced Registration Statement.  As requested in the Staff’s letter, we have prepared a separate letter setting forth the Company’s responses to the Staff’s comments, copies of which are filed herewith and are being emailed to the Staff with courtesy copies of this filing.

With respect to the Staff’s comment 1, please be advised that the Company is filing the Registration Statement in reliance upon the Commission’s position enunciated in SEC No-Action Letters Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Sherman & Sterling (available July 2, 1993).  The Company has advised us that the Company has not entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the New Notes and that, to the best of the Company’s information and belief, each holder of the Old Notes that may participate in the Exchange Offer will acquire the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes.  The Company has also advised us that the Company will make each person participating in the Exchange Offer aware (through the prospectus contained in the above-referenced Registration Statement) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.  Finally, the Company has advised us that the Company will include in the transmittal letter

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision: if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer.  The transmittal letter or similar documentation will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This filing is being effected by direct transmission to the EDGAR System.

Should you have any questions or require additional information, please contact the undersigned at (414) 297-5668.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

Attachments

cc:                                Justin Dobbie

Julie Griffith

  United States Securities and Exchange Commission

Quad/Graphics, Inc.

  Working Group